UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cimpress plc
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

G2143T103
(CUSIP Number)

Spruce House Investment Management LLC Attention: Keith Cozza 435 Hudson Street, Suite 804 New York, NY 10014 (646) 661-1774
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,358,904
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,358,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,358,904
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,358,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%
14	TYPE OF REPORTING PERSON OO

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,358,904
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,358,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,358,904
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.95%
14	TYPE OF REPORTING PERSON OO

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,081
	8	SHARED VOTING POWER 2,358,904
	9	SOLE DISPOSITIVE POWER 16,081
	10	SHARED DISPOSITIVE POWER 2,358,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP: G2143T103

1	NAME OF REPORTING PERSONS Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,805
	8	SHARED VOTING POWER 2,358,904
	9	SOLE DISPOSITIVE POWER 16,805
	10	SHARED DISPOSITIVE POWER 2,358,904

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,375,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.01%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP: G2143T103

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Ordinary Shares, par value €0.01 per share (the “Shares”), of Cimpress plc a limited liability corporation organized under the laws of the Ireland (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 10, 2017 (the “Initial Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

This Amendment No. 1 is being filed solely to amend Item 5 to report a change in the percentage of Shares that may be deemed to be beneficially owned by the Reporting Persons as a result of a reduction in the number of Shares that are outstanding and certain director grants made to one of the Reporting Persons, which were previously reported in filings made by such Reporting Person pursuant to Section 16 of the Securities Exchange Act of 1934, as amended.

Item 5 of the Initial Schedule 13D is hereby amended and restated as follows:

Item 5.	Interest in Securities of the Issuer.

(a)	The information set forth in the facing pages to this Schedule 13D is incorporated by reference herein. Reporting Persons may be deemed to beneficially own, in the aggregate, 2,391,790 Shares representing approximately 9.07% of the outstanding Shares. Percentages of the outstanding Shares are based upon the 26,362,374 Shares outstanding as of July 31, 2023, as set forth in the Form 10-K of the Issuer filed with the SEC on August 4, 2023. Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and therefore may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)	Other than Shares held directly by Messrs. Sternberg and Stein as set forth herein, all of the Shares which the Reporting Persons may be deemed to beneficially own are held directly by The Spruce Partnership. Spruce Investment and Spruce Capital are the investment advisor and general partner, respectively, to The Spruce Partnership, and may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by Spruce Partnership. By virtue of their positions with certain of the Reporting Persons, each of Messrs. Sternberg and Stein may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares held directly by The Spruce Partnership. In addition, Mr. Sternberg and Mr. Stein directly own 16,081 and 16,805 Shares, respectively, and have the sole power to vote and dispose of or direct the vote or disposition of such Shares. In addition to the Shares reported herein as beneficially owned by Mr. Sternberg, in his capacity as a director of the Issuer, Mr. Sternberg has been issued and holds approximately 5,564 restricted stock units of the Issuer.

(c)	None of the Reporting Persons have entered into any transactions in the Shares during the past sixty (60) days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

CUSIP: G2143T103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2023	Spruce House Investment Management LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

Spruce House Capital LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

The Spruce House Partnership LLC

	By:	/s/ Zachary Sternberg
	Name:	Zachary Sternberg
	Title:	Managing Member

/s/ Zachary Sternberg
Zachary Sternberg

/s/ Benjamin Stein
Benjamin Stein

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